

Mail Stop 3233

February 25, 2019

<u>Via E-mail</u>
R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

      Re: Medical Properties Trust, Inc.
        MPT Operating Partnership, L.P.
        Form 10-K for the Fiscal Year Ended December 31, 2017
        Filed March 1, 2018
        File No. 001-32559 and 333-177186

Dear Mr. Hamner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Jennifer Monick

                       Jennifer Monick
                       Assistant Chief Accountant
                       Office of Real Estate &
                       Commodities